[Healthcare Realty Trust letterhead]
August 25, 2005
Mr. Matthew Maulbeck, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St., N.E., Mail Stop 4561
Washington, D.C. 20549
VIA: EDGAR

Re:	Healthcare Realty Trust Incorporated
Item 4.01 Form 8-K
Filed June 13, 2005
File No. 001-11852
Dear Mr. Maulbeck:
          This letter is offered in response to your letter, dated August 16, 2005, regarding the above referenced matter. The Company’s response follows:
Comment No. 1: We note your response to prior comment 1. With respect to the Item 4.01 8-K/A filed on July 11, 2005, please file a revised Exhibit 16 letter in accordance with Item 304(a)(3) of Regulation S-K.
Response: The Company dismissed KPMG as the Company’s auditors on June 7, 2005. On June 13, 2005, it filed a Form 8-K disclosing the dismissal under Item 4.01(a). The Company does not believe that it was required to disclose in its Form 8-K, filed on June 13, 2005, whether it had authorized KPMG to respond fully to inquiries of the successor auditor. Item 304(a)(1)(iv)(C) of Regulation S-K requires the issuer to disclose, in pertinent part, “whether the registrant has authorized the former accountant to respond fully to the inquiries of the successor accountant...” (emphasis added). At the time that the June 13, 2005 Form 8-K was filed, there was no successor auditor. In using the word “the” rather than “a” or “any” to modify the term “successor accountant,” the rule seems to contemplate a situation where the successor auditor has been engaged, or at least has been identified.
          The Company acknowledges that to dismiss its auditor before identifying its successor is unusual. In most cases there would be a successor auditor at the time the predecessor auditor is dismissed. Given these circumstances, the only disclosure that the Company could have made at the time of filing the June 13, 2005 Form 8-K would have been to disclose its intention to authorize KPMG to respond fully to inquiries of a successor auditor once the successor auditor was identified. The Company had no reason to withhold authorization from KPMG, but would not have given blanket authorization to a former auditor to discuss matters pertaining to the Company. In addition, KPMG would not have been in a position to agree or disagree with such a statement, and we do not believe that such a statement would have provided any beneficial information to investors.

          Upon engagement of a new auditor, the Company filed a new Form 8-K on July 11, 2005 announcing the engagement under Item 4.01(b). Pursuant to telephonic discussions between the staff and the Company on July 11, 2005, the Company included a statement in the new Form 8-K, rather than in a Form 8-K/A, that KPMG was authorized to discuss all matters relating to its engagement with the Company’s new auditor, BDO Seidman, LLP, and that such discussions had, in fact, taken place. Moreover, the fact that BDO accepted the Company as an audit client is support for the factual conclusion that the Company gave KPMG permission to talk with BDO and that the two firms did communicate.
          Under the circumstances, we believe it is not necessary for the former auditor to provide an Exhibit 16 letter commenting on the disclosures contained within the Form 8-K announcing the engagement of the new auditor. Further, given that the disclosure in the new Form 8-K was historical in nature (BDO had already had its discussions with KPMG at that time) we do not believe that a new Exhibit 16 letter from KPMG would provide any benefit to investors.
Comment 2: We note your response to prior comment 2 and your statements that “the company considers the assertions contained in the letter regarding the company’s financial management to be unfounded” and that the letter “contains material factual inaccuracies which may have led to KPMG LLP’s erroneous conclusion.” Please tell us why you consider KPMG’s assertions about management to be unfounded, describe the factual inaccuracies mentioned and tell us why you believe that KPMG came to an erroneous conclusion. Additionally, tell us how this does not represent a disagreement with your accountant as defined in Item 304(a)(1)(iv) of Regulation S-K.
Response:
The Company believes the following background information is important for understanding its response to this comment.
          KPMG was hired by the Company to be its independent auditor in March 2004. The Company previously had an eleven-year auditor relationship with Ernst & Young LLP. Because of a perceived decline in service, the Company’s audit committee, following the 2003 audit, decided to interview other firms, along with Ernst & Young, with regard to audit services for 2004. Based on those interviews, the Company’s audit committee selected KPMG. The Company looked forward to the new relationship and the services promised in the KPMG proposal, but instead there were serious problems with KPMG’s performance.
          Based on the CFO’s 29 years of experience with auditing, and the audit committee chairman’s more than 40 years of experience with auditing, the Company believes the KPMG audit was not planned, executed, or supervised as required by the fieldwork standards of Generally Accepted Auditing Standards adopted by the Public Company Accounting Oversight Board (United States). The Company also believes the audit was not staffed with appropriate experience or expertise, and due professional care was not exercised in the performance of the audit as required by the general standards of Generally Accepted Auditing Standards. It is notable that the lead partner was often not available to the Company or the engagement team due to his illness and the audit was left in the hands of an inexperienced senior manager who was promoted to partner during the engagement.

          There were certain accounting treatment matters that KPMG asserted were incorrect and resulted in the need to restate the Company’s 2002 and 2003 consolidated financial statements — two were identified by KPMG in March, after the circulation of what were to be the final drafts of the annual report and Form 10-K, and merely six days before the 10-K was due to be filed. A third was identified by KPMG on May 25, 2005. This was especially frustrating to the Company, given that in October 2004, seven months earlier, the Company’s CFO and its audit committee chairman, seeing the lack of audit work in the “risk” areas (those which inherently involve interpretation and judgment – receivables/collectibility and capitalized costs), specifically asked the client service partner (who is also the partner in charge of KPMG’s Nashville office), the lead partner, and the senior manager who was recently promoted partner to address these areas before the 2004 year-end holidays. Had KPMG timely audited these areas, as requested, the Company believes that the audit could easily have been completed on schedule and in time for the Company to meet its statutory filing and reporting deadlines.
          The continued delay in completing the audit resulted in many instances of personal friction, miscommunication, and animosity such that the professional relationship between the Company and KPMG progressively deteriorated. Contextually, it is notable that in audit committee meetings on January 25, 2005, February 28, 2005, and April 25, 2005, KPMG reported to the audit committee that it was almost finished with the audit, but in all three cases that proved to be incorrect. If a cohesive audit plan had existed, if the audit team had been appropriately supervised, and if the audit team had been staffed with individuals with appropriate experience and expertise, the audit team would have known that it was not “almost finished” with the audit on January 25, February 28, and April 25, 2005.
          In late May, the Company received an inquiry from the Commission concerning the timing of completion of the audit. On May 24, 2005, the Company asked KPMG when it expected to complete the audit so that it could respond to the Commission. KPMG either could not, or would not, provide a response to the inquiry. Instead, KPMG responded the next day by asserting that “we no longer have confidence in the ability of current financial management who sign the representation letter to determine the Company’s consolidated financial statements are fairly presented in conformity with U.S. generally accepted accounting principles.” In the Company’s opinion, there was no rational basis for KPMG’s sudden assertion, and the Company believes the assertion was a scheme previously contrived to deflect away a growing awareness of KPMG’s substandard work and to blame the Company (via the assertion) for the continuing delay in getting the audit finished and the Form 10-K filed.
          The Company’s audit committee terminated KPMG on June 7, 2005, prior to completion of the 2004 audit, but nearly three months after the Company’s Form 10-K was due to be filed.

“Tell us how this does not represent a disagreement with your accountant as defined in Item 304(a)(1)(iv) of Regulation S-K.”
          Item 304(a)(1)(iv) of Regulation S-K requires the Company to disclose whether, during its two most recent fiscal years and any subsequent interim period preceding the resignation, declination, or dismissal of the independent accountant, there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.
          While Company accounting personnel and KPMG auditors experienced many instances of personal friction, miscommunication, and animosity during the course of their relationship, none of these instances fit the definition of the term “disagreements” as set forth in Item 304(a)(1)(iv) of Regulation S-K. The Company disagrees with KPMG’s assertion that financial management is not sufficiently competent to ensure that the Company’s consolidated financial statements are fairly presented in conformity with U.S. generally accepted accounting principles. However, this difference is a matter regarding individuals and their subjective opinions about other individuals and is not about accounting principles or practices, financial statement disclosure, or auditing scope or procedure that would require reference to it in connection with KPMG’s report, as contemplated by Item 304(a)(1)(iv) of Regulation S-K. In fact, KPMG and the Company discussed this matter and neither the Company nor KPMG viewed the assertion as a disagreement under either generally accepted auditing standards adopted by the PCAOB, or under Item 304(a)(1)(iv) of Regulation S-K. Therefore, there were no accounting disagreements to be disclosed in the Form 8-K filed by the Company on June 13, 2005, a fact with which KPMG agreed in its letter attached as Exhibit 16 to the Form 8-K. Rather, KPMG’s assertion was disclosed in that filing as a reportable event in paragraph (d) of the Form 8-K.
“Describe the factual inaccuracies [in the KPMG letter]”
          In its letter to the audit committee dated May 24, 2005, KPMG asserted that, “Subsequent to the filing of the Form 8-K, we requested that management perform a thorough review of the Company’s financial statements and underlying accounting principles be performed [sic] by management. Management has represented to us that it conducted that review, and as a result, additional valuation allowances were recorded for three accounts receivable balances.”
          This is an inaccurate statement. KPMG never asked the Company to perform a special review of all of its financial statements and underlying accounting principles, and the Company never represented to KPMG that it had performed or completed such a review. What actually happened was, on March 10, 2005, KPMG asserted its position in writing that the Company should not look to the successor debtor rules under SFAS No. 15 for a certain collectibility assessment, but should look to SFAS No. 114 and No. 5. On March 19, 2005, the Company received E&Y’s agreement with KPMG’s assertion regarding the accounting for the account receivable, and the Company’s Chief Financial Officer verbally informed KPMG on March 21, 2005 that, in light of the issue raised by KPMG, the Company would review its other accounts receivable to see if there were any other accounts receivable that fit that fact pattern. Having subsequently completed its accounts receivable review, the Company informed KPMG that it would include allowances for three additional accounts receivable in the restatement agreed to by E&Y, and the Company subsequently disclosed these amounts in the March 23, 2005 Form 8-K filing. In its letter dated May 24, 2005, KPMG made reference to the additional valuation allowances by stating that “as a result, additional valuation allowances were recorded for three accounts receivable balances.”

          There were no other reviews discussed between the Company and KPMG. The Company has examined its files and, moreover, has inquired with each individual involved in the audit and has confirmed that KPMG never requested, in writing or verbally, a “thorough review of the Company’s financial statements and underlying accounting principles,” and management never represented to KPMG that it had conducted or completed such a review.
          KPMG concluded in its letter to the audit committee dated May 24, 2005, “In light of our most recent findings which were identified subsequent to management completing its review of the Company’s consolidated financial statements and underlying principles, we no longer have confidence in the ability of current financial management who sign the representation letter to determine the Company’s consolidated financial statements are fairly presented in conformity with U.S. generally accepted accounting principles.” That statement, which contains the same untrue assertion described above, makes it clear that KPMG based its ‘no confidence’ assertion on the premise that: 1) KPMG asked the Company to do a thorough review of the Company’s financial statements and underlying accounting principles; 2) management performed and completed such a review and represented to KPMG that the review was completed; and 3) KPMG raised a new accounting issue, i.e. identification of a variable interest entity that was not previously identified by the Company. KPMG then concluded that “we no longer have confidence in the ability of current financial management to determine the Company’s financial statements are fairly presented in conformity with U.S. generally accepted accounting principles.”
          At the time that KPMG made the assertion regarding the competence of financial management, the relationship between KPMG and the Company had deteriorated greatly. Further, on the morning of the day the assertion was made by KPMG, the Company had asked KPMG when it expected to complete the audit so that the Company could respond to the inquiry by the Commission concerning when the Company expected to file the restated financial statements. As discussed earlier, it is notable that in audit committee meetings on January 25, 2005, February 28, 2005, and April 25, 2005, KPMG had reported to the audit committee that it was almost finished with the audit, but in all three cases that proved to be incorrect. If a cohesive audit plan had existed, if the audit team had been appropriately supervised, and if the audit team had been staffed with individuals with appropriate experience and expertise, the audit team would have known that it was not “almost finished” with the audit on January 25, February 28, and April 25, 2005. At the time the assertion was made, the audit remained incomplete and KPMG either could not, or would not, provide a response to our May 24, 2005 inquiry concerning when the audit would be completed. Instead, KPMG responded that same day with its assertion regarding the competence of financial management. In the Company’s opinion, there was no rational basis for KPMG’s sudden assertion, and the Company believes the assertion was a scheme previously contrived to deflect away a growing awareness of KPMG’s substandard work and to blame the Company (via the assertion) for the continuing delay in getting the audit finished and the Form 10-K filed.

          The Board of Directors of the Company addressed the KPMG assertion, considered the facts and circumstances, and concluded by resolution in a meeting on June 20, 2005 that the Board of Directors: 1) fully supports financial management; 2) is committed to take such further actions as necessary to complete the audit of the Company’s financial statements; and 3) affirmatively stated its belief in the competence of the Company’s financial management.
          The KPMG letter to the audit committee dated May 24, 2005 also included certain other inaccurate or misleading statements:
•	“Accordingly, the Company is required to consolidate the two entities in accordance with FIN 46 (R).” FIN 46 (R) requires the consolidation of a variable interest entity if the reporting entity is determined to be the primary beneficiary. As of the date of the KPMG letter, no primary beneficiary tests had been performed by either the Company or KPMG to make any such determination. It appears to us that KPMG was drawing a premature conclusion in order to support its assertions made to the Audit Committee concerning financial management.

•	“The Company’s revenue recognition for the two senior living facilities has been based on a verbal agreement that is significantly different than the terms of the signed lease agreement.” The oral agreement, which was subsequently documented in writing, was an agreement with an unaffiliated third party as to how to allocate the cash flow from the property between revenue and notes receivable. A copy of the written agreement between the parties that subsequently documented the oral agreement was provided to KPMG prior to its May 24, 2005 letter to the Audit Committee, a fact that KPMG did not disclose in the letter.

•	“However, the concept of recognizing revenue on a basis that is not in accordance with the terms of signed agreements could impact the accounting for other transactions.” KPMG insinuated in this statement that there are, or may be, other oral agreements and leaves out the fact that this oral agreement was subsequently documented and a copy of that document was provided to KPMG. In fact, KPMG was aware of the fact that this situation was an isolated incident. Moreover, the Company had reexamined its files and determined that it had no other oral agreements relating to accounting recognition, and had communicated that determination to KPMG well before KPMG delivered the May 24 letter to the Audit Committee. This fact was also omitted by KPMG in its letter.
“Please tell us why you consider KPMG’s assertions about management to be unfounded ... and tell us why you believe that KPMG came to an erroneous conclusion.”
          The most relevant and egregious inaccuracies in the KPMG letter dated May 24, 2005 are KPMG’s statements that it asked the Company to perform a thorough review of its financial statements and underlying accounting principles, and that the Company represented to KPMG that it had undertaken or completed such a review. As noted above, these (erroneous) facts, plus KPMG’s subsequent identification of a VIE, are the basis for KPMG’s ‘no confidence’ conclusion. We believe that the following background information will provide context for the reasons we believe KPMG’s conclusion is unwarranted.

          The Company’s Chief Financial Officer is a seasoned accountant, with 29 years of experience in accounting and auditing. Nearly half of those 29 years were with a “Big Four” accounting firm and the other half were with publicly held companies. He is an active Certified Public Accountant (“CPA”) and is also a Certified Fraud Examiner and a Certified Management Accountant. The Vice President – Financial Reporting has been, likewise, an active CPA for more than 11 years and has 17 years of work experience; three years as an internal auditor for a large publicly held company, three years in financial reporting for a large publicly held company, and more than 11 years as the Controller and financial reporting officer for the Company.
          The Company’s Chief Financial Officer assumed that position on January 1, 2003. Four of the five restatement matters originated prior to that time, and each one of these matters was subject to audit by the Company’s previous independent auditors, Ernst & Young. Upon becoming the CFO, the current CFO did not consider it necessary to re-visit the accounting for every transaction recorded and subject to audit in previous years since, in eleven years, E&Y had proposed only one audit difference, which was a judgmental difference.
          The fifth restatement matter, the transaction that was ultimately deemed to be a VIE, occurred in March 2003, subsequent to the issuance of FASB Interpretation No. 46, but prior to its effective date. The accounting for the transaction was discussed with and audited by E&Y in 2003 when the transaction first occurred. FIN 46 and FIN 46(R) are widely considered to be two of the most complicated pronouncements in professional accounting literature. In fact, the Nashville office of KPMG had to consult with its National office to form a conclusion about the proper application of the rule. We believe it is unreasonable that an independent auditor would make a “no confidence” assertion on the basis of a Company’s and its predecessor auditor’s failure to recognize a variable interest entity under FIN 46 and FIN 46(R).
          The Company’s new auditors, BDO Seidman, LLP, (“BDO”) asked the Company to permit it to speak with KPMG subsequent to KPMG’s dismissal but prior to BDO accepting the Company as a client. The Company authorized KPMG to speak to BDO, and we assume that BDO discussed with KPMG its no confidence assertion. BDO was able to satisfy itself concerning the matter based on its discussion with KPMG and was able to accept the Company as a client with the existing financial management in place.
          The Company believes that the misleading and factually incorrect statements in the KPMG letter noted above, in conjunction with the other facts and circumstances described in the KPMG letter, do not support KPMG’s conclusions.

          In connection with responding to the Commission’s comments, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you wish to further discuss your comments and our responses thereto, please call me at 615-269-8175.

Sincerely,
/s/ Scott W. Holmes
Scott W. Holmes
Senior Vice President and Chief Financial Officer